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EXHIBIT 99.4

PRESS RELEASE — TORONTO, April 19, 2005
For Immediate Release
All currency amounts in United States dollars

Barrick and Falconbridge Finalize Joint Venture on Kabanga Project

Barrick Gold Corporation and Falconbridge Limited announced today that they have finalized a joint-venture agreement regarding the Kabanga nickel deposit in Tanzania and related concessions. Under the terms of the agreement, Falconbridge has acquired a 50% indirect joint venture interest in respect of the Kabanga Project for $15 million and will be the operator of the joint venture.

Over the next several years, Falconbridge will fund and conduct a further $50-million work plan that will include additional exploration and infill drilling, and technical work to update the resource model for Kabanga. Falconbridge will draw upon its nickel processing, project development and engineering expertise to bring the project towards feasibility. It will establish a dedicated team in Tanzania to coordinate and advance the work plan. Upon conclusion of the work plan, Falconbridge will fund the next $95 million of any project development expenditures to advance the Kabanga project. Thereafter, Falconbridge and Barrick will share equally joint-venture revenues and expenditures.

Since acquiring the Kabanga Nickel Project as part of the acquisition of Sutton Resources in 1999, Barrick has significantly enhanced the value of Kabanga by increasing the known resource estimate. The current estimated inferred resource is 26.4(1) million tonnes grading 2.6% nickel. The Project is located in northwestern Tanzania, west of Barrick's Bulyanhulu gold mine and northwest of its Tulawaka gold mine, which commenced production in March 2005. Barrick and Falconbridge contemplate that the Kabanga project, when put into production, would comprise an underground mining operation and associated surface infrastructure and concentrator. Contingent upon the results of the Falconbridge drilling program, the partners expect that the operation would mine approximately two million tonnes of ore per year, capable of producing approximately 30 thousand to 35 thousand tonnes of nickel in concentrates per year. The nickel concentrates would be marketed by Falconbridge and at least 50% of the nickel concentrates would be processed at Falconbridge's Sudbury nickel smelter and Norwegian nickel refinery on behalf of the joint venture.

Greg Wilkins, Barrick's President and Chief Executive Officer, said: "We are pleased to enter into this turn-key partnership agreement with Falconbridge — a fully-integrated nickel company and the world's third-largest refined nickel producer. Falconbridge's nickel experience, together with its ability to treat a significant part of the nickel concentrates, will add considerable value to the Kabanga project."

Aaron Regent, Falconbridge's President and Chief Executive Officer, said: "Kabanga is an important nickel sulphide development project and will fit in exceptionally well with our strategic growth initiatives. We look forward to working with Barrick and benefiting from its significant project development experience in Tanzania."

Barrick's vision is to be the world's best gold mining company by finding, developing and producing quality reserves in a profitable and socially responsible manner. Barrick shares are traded on the Toronto, New York, London and Swiss stock exchanges and the Paris Bourse.

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (58.8%) and by other investors (41.2%).

(1)    Resource calculations were prepared by employees of Barrick under the supervision of Alexander J. Davidson, P. Geo., Executive Vice President, Exploration and Corporate Development of Barrick. Certain statements included herein that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution you that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual performance or achievements to be materially different from estimated future performance or achievements expressed or implied by those forward-looking statements and forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of commodities (such as nickel, diesel fuel and electricity) and currencies; legislative, political or economic developments in Tanzania or other jurisdictions in which the joint venture may carry on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of mineral exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick's most recent Form 40-F/Annual Information on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Barrick expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.

INVESTOR CONTACTS: Darren Blasutti Vice President, Investor Relations Barrick Gold Corporation Tel: (416) 307-7341 Email: dblasutti@barrick.com	MEDIA CONTACTS: Vincent Borg Vice President, Corporate Communications Barrick Gold Corporation Tel: (416) 307-7477 Email: vborg@barrick.com
Denis Couture Vice-President, Investor Relations, Communications and Public Affairs Noranda/Falconbridge Tel.: (416) 982-7020 Email: denis.couture@toronto.norfalc.com	Ian Hamilton Director, Communications and Public Affairs Noranda/Falconbridge Tel.: (416) 982-7161 Email: ian.hamilton@toronto.norfalc.com

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EXHIBIT 99.4